Exhibit 99.1

LRAD CORPORATION REPORTS PROFITABLE

FISCAL Q3 AND NINE MONTHS 2012 RESULTS

Company Anticipates Strong Finish to Fiscal 2012

SAN DIEGO, CA, August 7, 2012—LRAD Corporation (NASDAQ: LRAD), the world’s leading provider of long range acoustic hailing devices (AHDs), today reported revenues of $3.2 million and net income of $200,000, or $0.01 per diluted share, for its fiscal third quarter ended June 30, 2012. The Company also reported revenues of $9.2 million and net income of $222,000, or $0.01 per diluted share, and positive cash flow of $490,000 for the nine months ended June 30, 2012.

“Our profitable fiscal third quarter performance was due to a pick up in military orders and continuing to manage our business effectively,” commented Tom Brown, president and chief executive officer of LRAD Corporation. “Of note last quarter, we shipped our first omnidirectional LRAD 360XTM order and moved our operations into a new facility with increased manufacturing capacity. Based on expected U.S. military and international orders, we anticipate a strong finish to fiscal 2012.”

Revenues for fiscal Q3 2012 increased 33% from $2.4 million recorded in fiscal Q3 2011. The increase in revenues was primarily attributable to an increase in orders from the U.S. Army.

Gross profit for fiscal Q3 2012 was $1.6 million, or 50% of revenues, compared to $905,000, or 38% of revenues, for the same quarter a year ago. The increase in gross profit was primarily due to the increase in revenue.

Operating expenses for fiscal Q3 2012 decreased to $1.5 million from $1.6 million for the same period in the prior year. The decrease was primarily attributed to decreases of $160,000 in bonus expense as a result of not meeting current year performance targets and $62,000 in commission expense, offset by an increase of $103,000 for non-cash share based compensation expense.

Net income for fiscal Q3 2012 was $200,000, or $0.01 per diluted share, compared to a net loss of $684,000, or $0.02 per share, for the same period last year. The increase in income was primarily attributable to the increase in revenues and gross margin and reduced operating expenses.

For the nine months ended June 30, 2012, revenues decreased 54% to $9.2 million compared to $20.1 million for the nine months ended June 30, 2011. The decrease in revenues was primarily attributable to the lack of orders replacing the delivery of a $12.1 million foreign military order in the quarter ended March 31, 2011. For the first nine months of fiscal 2012, gross profit was $4.6 million, or 51% of revenues, compared to $12.8 million, or 64% of revenues, for the same period a year ago. The decrease in gross profit was primarily due to a higher margin in the prior year as a result of the $12.1 million foreign military order, lower product cost due to volume pricing, and higher fixed absorption due to the increased production levels to fulfill the large foreign military order.

Operating expenses for the nine months ended June 30, 2012 were $4.6 million, a decrease of $3.5 million from the same period a year ago. The decrease was primarily attributed to decreases of $3.0 million in commission expense primarily related to the large foreign military sale and $642,000 in bonus expense as a result of not meeting current year performance targets.

Net income for the nine months ended June 30, 2012 was $222,000, or $0.01 per diluted share, compared to $4.7 million, or $0.15 per diluted share, for the same nine-month period last year. The decrease in income was primarily attributable to the decrease in revenues and gross margin, partially offset by decreased operating expense.

Cash and cash equivalents of $14.4 million at June 30, 2012 were up $490,000 compared to September 30, 2011.

Management is scheduled to discuss the Company’s fiscal Q3 2012 business and financial results on a conference call tomorrow, August 8, 2012, at 4:30 p.m. Eastern Time.

About LRAD Corporation

LRAD Corporation is using long range communication to resolve uncertain situations peacefully and save lives on both sides of its proprietary Long Range Acoustic Device®. Thousands of LRAD® systems are in service around the world in diverse applications including fixed and mobile military deployments, maritime security, critical infrastructure and perimeter security, commercial security, border and port security, law enforcement and emergency responder communications, asset protection and wildlife preservation and control. For more information about the Company and its LRAD systems, please visit www.lradx.com.

Forward-looking Statements: Except for historical information contained herein, the matters discussed are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You should not place undue reliance on these statements. We base these statements on particular assumptions that we have made in light of our industry experience, the stage of product and market development as well as our perception of historical trends, current market conditions, current economic data, expected future developments and other factors that we believe are appropriate under the circumstances. These statements involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements. These risks and uncertainties are identified and discussed in our filings with the Securities and Exchange Commission. These forward-looking statements are based on information and management’s expectations as of the date hereof. Future results may differ materially from our current expectations. For more information regarding other potential risks and uncertainties, see the “Risk Factors” section of the Company’s Form 10-K for the fiscal year ended September 30, 2011. LRAD Corporation disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated.

COMPANY CONTACT:

Robert Putnam

+1 858.676.0519

robert@lradx.com

LRAD Corporation and Subsidiary

Consolidated Balance Sheets

(000’s omitted)

	June 30, 2012 (Unaudited)	September 30, 2011
ASSETS
Current assets:
Cash and cash equivalents	$14,361	$13,871
Restricted cash	606	606
Accounts receivable, net	2,104	5,098
Inventories, net	3,117	2,736
Prepaid expenses and other	736	664
Assets of discontinued operations	—	6

Total current assets	20,924	22,981
Restricted Cash	39	—
Equipment, net	185	75
Patents, net	188	226
Prepaid expenses – noncurrent	1,110	1,219

Total assets	$22,446	$24,501

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$593	$1,040
Accrued liabilities	557	2,900
Liabilities of discontinued operations	—	9

Total current liabilities	1,150	3,949
Other liabilities – noncurrent	321	277

Total liabilities	1,471	4,226

Total stockholders’ equity	20,975	20,275

Total liabilities and stockholders’ equity	$22,446	$24,501

LRAD Corporation and Subsidiary

Consolidated Statements of Operations

(000’s omitted except share and per share amounts)

(Unaudited)

	Three months ended June 30,		Nine months ended June 30,

	2012	2011	2012	2011
Revenues	$3,161	$2,382	$9,173	$20,090
Cost of revenues	1,586	1,477	4,533	7,325

Gross profit	1,575	905	4,640	12,765

Operating expenses:
Selling, general and administrative	1,120	1,119	3,370	6,563
Research and development	415	514	1,225	1,559

Total operating expenses	1,535	1,633	4,595	8,122

(Loss) Income from operations	40	(728)	45	4,643
Other income	7	4	26	13

(Loss) income from continuing operations before income taxes	47	(724)	71	4,656
Income tax (benefit) expense	(153)	(38)	(151)	74

(Loss) income from continuing operations	200	(686)	222	4,582
Income from discontinued operations, net of taxes	—	2	—	83

Net (loss) income	$200	$(684)	$222	$4,665

Net (loss) income per common share – basic and diluted:
Continuing operations	$0.01	$(0.02)	$0.01	$0.15
Discontinued operations	$0.00	$0.00	$0.00	$0.00

Total	$0.01	$(0.02)	$0.01	$0.15
Weighted average common shares outstanding:
Basic	32,374,499	32,335,846	32,374,499	30,616,660

Diluted	33,492,944	32,335,846	33,168,978	31,560,456